Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

Torneos y Competencias S.A.:

We consent to the use of our report dated March 11, 2005, with respect to the consolidated balance sheets of Torneos y Competencias S.A. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), of changes in stockholders’ equity, and of cash flows for each of the years in the three-year period ended December 31, 2004, incorporated by reference in this registration statement on Form S-8 of Liberty Global, Inc.

Our report dated March 11, 2005, contains an explanatory paragraph that states that the Company is in default with respect to two bank loans, has certain loans that are past due, and has a net working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Sibille (Formerly Finsterbusch Pickenhayn Sibille) (*)

Buenos Aires, Argentina

January 17, 2007

(*) Sibille (Formerly Finsterbusch Pickenhayn Sibille), a Partnership established under Argentine Law and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.